Mail Stop 3561

      December 20, 2005

VIA U.S. MAIL AND FAX
Mr. Walter C. Berger
Executive Vice President and Chief Financial Officer
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

      Re: Emmis Communications Corporation
      Form 10-K for Fiscal Year Ended February 28, 2005
		Filed May 16, 2005
		Form 10-Q for the Quarter Ended August 31, 2005
		Filed October 11, 2005
      File No. 0-23264

Dear Mr. Berger:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended February 28, 2005

Critical Accounting Policies

Insurance Claims and Loss Reserves, page 27

1. Tell us, and disclose, amounts accrued for self-insurance and similar risk assessments included in the balance sheets. Refer to paragraph 27 of SOP 97-3. In this regard, we note that you attributed operating cost increases, in part, to "higher insurance and health care costs" in your MD&A.

Summary Disclosures about Contractual Cash Obligations, page 42

2. We note that you are required to maintain fixed interest rates on a minimum of 30% of your outstanding debt. Accordingly, please disclose your fixed interest payments in your contractual cash obligations table.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

e. Television Programming, page 69.

3. We note that you record certain program contracts at the estimated fair value of the advertising air time given in exchange for the program rights when the programs are aired. Tell us why certain program contracts are recorded based on the fair value of the advertising air time given, instead of the estimated fair value of the programming received. Refer to paragraph 8 of SFAS 63.

Form 10-Q for the quarter ended August 31, 2005

Note 2. Intangible Assets and Goodwill

Indefinite-lived Intangibles, page 13

4. We note that you "use an enterprise valuation approach to assess
possible impairment of FCC licenses, whereby an estimated market multiple is applied to the station operating income generated by each reporting unit." Please describe this impairment test in detail. Tell us why you apply the "reporting unit" concept per paragraph 30 of SFAS 142 rather than the "unit of accounting" concept as detailed by EITF 02-7.



Goodwill, page 14

5. Further, we note your statement that "consistent with the Company`s approach to assessing possible impairment of its FCC licenses, the enterprise valuation approach was used to determine the fair value of...reporting units." Describe this impairment test in detail, and tell us how your test complies with paragraphs 19-35 of
SFAS 142. Tell us why you believe the impairment testing for goodwill and FCC licenses should be "consistent."

Note 3. Significant Events, page 14

6. Please clarify and disclose the conversion terms for your preferred stock and the nature of the anti-dilution formula that would apply to all future tender and exchange offers. In this regard, we note your disclosure on page 76 of your Form 10-K that each preferred share was convertible at the option of the holder into
1.28 shares of Class A common stock. However, in this section, you indicated that the conversion price was originally $39.06 but was reduced to $30.10 per share of Class A common stock as a result of the Tender Offer.

7. We note that subsequent to the Dutch auction, you revised the anti-dilution adjustment provisions of your outstanding convertible preferred stock. Please:

* Tell us whether the conversion feature in your convertible preferred stock meets the definition of an embedded derivative under paragraph 12 of SFAS 133.
* If you conclude that the conversion feature is a derivative, tell us your consideration of the anti-dilution provisions, as well as any other features, before and after the revision when determining whether the host contract is a conventional convertible instrument pursuant to paragraph 4 of EITF 00-19.
* If the host is not a conventional convertible instrument, provide us with your analysis of paragraphs 12-32 of EITF 00-19 when determining whether the embedded conversion feature should be classified as equity or as a liability.

8. Tell us how you considered ASR 268 and EITF Topic D-98 with respect to the classification and measurement of your convertible preferred stock.

9. If applicable, tell us how you evaluated EITF 98-5, as amended by
EITF 00-27, with respect to any beneficial conversion feature.

*    *    *    *







      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director